82-1235

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Ref: L3138
23 May 2003



Mr Howard E. Goldberg
Division of Corporate Finance
United States Securities Exchange Commission
WASHINGTON DC 20649
United States of America

Dear Mr Goldberg

For your records please find enclosed announcements to the Australian Stock Exchange as follows.

08/04/03	Appendix 3Y Nigel Raymond Forrester
16/04/03	Share Placement
29/04/03	Appendix 3Y Nigel Raymond Forrester
30/04/03	Quarterly Report 31 March 2003

Yours sincerely
MOUNT BURGESS MINING N.L.

pp.
Jan Forrester
Company Secretary

dlw 6/11

encl.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	MOUNT BURGESS MINING N.L.
ABN	31 009 067 476

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nigel Raymond Forrester
Date of last notice	04 February 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
DIRECT INTEREST	Nigel Raymond Forrester
INDIRECT INTEREST	Caroline Forrester (daughter) Claire Forrester (daughter)
	Jan Forrester (spouse) EST D M Forrester (late mother)
	Salto Pty Ltd Beta Man Svc. S/F a/c
Date of change	28/03/2003 and 1/04/2003
No. of securities held prior to change DIRECT INTEREST	
Nigel Raymond Forrester	7,745,496 ordinary fp shares 500,000 unlisted options
INDIRECT INTEREST Caroline Forrester (daughter)	243,000 ordinary fp shares
Claire Forrester (daughter)	161,000 ordinary fp shares

+ See chapter 19 for defined terms.

Jan Forrester (spouse)	408,910 ordinary fp shares 250,000 unlisted options
Est DM Forrester (late mother)	13,860 ordinary fp shares
Salto Pty Ltd Beta Man Svc S/F a/c	1,000,000 ordinary fp shares 1,668,400 ordinary fp shares
TOTAL	11,240,666 ordinary fp shares 750,000 unlisted options
Class	Ordinary fp shares Unlisted Options
Number acquired **Beta Management Services S/F A/C**	30,000
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,150
No. of securities held after change	
DIRECT INTEREST **Nigel Raymond Forrester**	7,745,496 ordinary fp shares 500,000 unlisted options
INDIRECT INTEREST **Caroline Forrester (daughter)** **Claire Forrester (daughter)** **Jan Forrester (spouse)** **Est DM Forrester (late mother)** **Salto Pty Ltd** **Beta Man Svc S/F a/c**	 243,000 ordinary fp shares 161,000 ordinary fp shares 408,910 ordinary fp shares 250,000 unlisted options 13,860 ordinary fp shares 1,000,000 ordinary fp shares 1,698,400 ordinary fp shares
TOTAL	11,270,666 ordinary fp shares 750,000 unlisted options
Nature of Change	On Market Trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

+ See chapter 19 for defined terms.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: ASX Announcements
16 April 2003

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

On the 15th April 2003, Mount Burgess Mining N.L. completed a placement of 5,500,000 fully paid ordinary shares to raise $385,000. The placement was at an issue price of $0.07 per share.

Proceeds from the placement will be used to fund geophysical programmes, drilling and working capital.

In accordance with ASIC Class Order 02/1180, Mount Burgess advises that there is no information to disclose of the kind that would be required to be disclosed under Section 713 of the Corporations Act 2001 if a prospectus were lodged in relation to the offer of the Placement shares other than information which has been disclosed to ASX; and

There will be no section 731(6) Corporations Act 2001 determination in force with respect of MTB at the time at which the Placement shares are issued.

Yours faithfully,



Nigel Forrester
Managing Director

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MOUNT BURGESS MINING N.L.

ABN

31 009 067 476

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Ordinary fully paid**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**5,500,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Fully paid ordinary shares at an issue price of $0.07 each**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$0.07 per share**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Funds raised from this issue will be applied to geophysical programmes, drilling and working capital**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**Within three business days of receipt of funds. TBA**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**107,000,000**	**Ordinary Fully Paid**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,250,000	unlisted employee share options expiring 31/12/05 (ASX Ref MTBAM)
		1,350,000	unlisted employee share options expiring 31/12/06 (ASX Ref MTBAO)
		300,000	Unlisted employee share options expiring 31/12/07 (ASX Ref MTBAQ)
		All above options exercisable at 25 cents	
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**N/A**	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✔ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to he +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: **Nigel Forrester** Date: 16 April 2003
(Managing Director)

Print name: NIGEL FORRESTER

== == == == ==

+ See chapter 19 for defined terms.

03 JUN -2 AM 7:21

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	MOUNT BURGESS MINING N.L.
ABN	31 009 067 476

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nigel Raymond Forrester
Date of last notice	08 February 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
DIRECT INTEREST	Nigel Raymond Forrester
INDIRECT INTEREST	Caroline Forrester (daughter) Claire Forrester (daughter)
	Jan Forrester (spouse) EST D M Forrester (late mother)
	Salto Pty Ltd Beta Man Svc. S/F a/c
Date of change	11/04/2003 to 23/04/03
No. of securities held prior to change DIRECT INTEREST	
Nigel Raymond Forrester	7,745,496 ordinary fp shares 500,000 unlisted options
INDIRECT INTEREST Caroline Forrester (daughter)	243,000 ordinary fp shares
Claire Forrester (daughter)	161,000 ordinary fp shares

+ See chapter 19 for defined terms.

Jan Forrester (spouse)	408,910 ordinary fp shares 250,000 unlisted options
Est DM Forrester (late mother)	13,860 ordinary fp shares
Salto Pty Ltd Beta Man Svc S/F a/c	1,000,000 ordinary fp shares 1,698,400 ordinary fp shares
TOTAL	11,270,666 ordinary fp shares 750,000 unlisted options
Class	Ordinary fp shares Unlisted Options
Number acquired Beta Management Services S/F A/C	77,790
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,643.30
No. of securities held after change	
DIRECT INTEREST Nigel Raymond Forrester	7,823,286 ordinary fp shares 500,000 unlisted options
INDIRECT INTEREST Caroline Forrester (daughter) Claire Forrester (daughter) Jan Forrester (spouse) Est DM Forrester (late mother) Salto Pty Ltd Beta Man Svc S/F a/c	243,000 ordinary fp shares 161,000 ordinary fp shares 408,910 ordinary fp shares 250,000 unlisted options 13,860 ordinary fp shares 1,000,000 ordinary fp shares 1,698,400 ordinary fp shares
TOTAL	11,348,456 ordinary fp shares 750,000 unlisted options
Nature of Change	On Market Trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

+ See chapter 19 for defined terms.

MOUNT BURGESS MINING N.L.

REPORT FOR THE QUARTER ENDED 31 MARCH 2003

AFRICA

DIAMOND EXPLORATION
TSUMKWE, Namibia
EPL's 2012, 2014, 2817, 2818, 2819, 3019 and 3020
(In joint venture between MTB (Namibia) (Proprietary) Ltd 90% and Kimberlite Resource (Pty) Ltd 10%)
EPL's 3021 and 3022
(MTB (Namibia) (Proprietary) Ltd 100%)

Exploration work consisting of gravity surveys, loam sampling, reconnaissance drilling and sample processing continued at the Tsumkwe Project throughout the quarter.

Geophysics.

Gravity surveys (*refer to Glossary 1*) continued over 9 key areas within EPL's 2012, 2014, and 3022. In total, data was recorded from 7,673 gravity stations collected on a 200 metre x 50 metre spaced grid, resulting in gravity coverage over approximately 75 square kilometres.

This data has been merged with the existing gravity coverage into a GIS database, which includes aeromagnetic and Landsat geophysical data. Interpretation and assessment of this data provides important sub-surface detail which assists with recognising and ranking kimberlite targets for drilling.

Drilling

Eighty-three drill holes totalling 3,077 metres were completed, including one trial water bore for a local community water source. Ongoing percussion drilling is designed to test primary geophysical targets and also to obtain kimberlitic indicator mineral samples (*refer to Glossary 2*) from the base of the Kalahari Formation, which covers the prospective host basement rocks.

Twenty-one of the 87 holes were drilled on targets located within 6 gravity survey areas. Although no kimberlite intrusions were discovered, valuable sub-surface data was gained from the drill hole interpretation which will assist with further target delineation.

Heavy Mineral Processing and Binocular Microscopy

During the quarter, heavy mineral processing and sorting by binocular microscopy was completed for 4 of the 83 drill holes. A total of 1 x Class 5 pyrope garnet (*refer to Glossary 3)* and 1 x Class 6 pyrope garnet were recovered from two of the four drill holes.

Heavy mineral processing and optical sorting was also completed for 42 holes drilled prior to the March 2003 quarter. A total of 5 x Class 5 pyrope garnets and 3 x Class 6 pyrope garnets were recovered from 6 of the 42 drill holes, mostly from the basal part of the Kalahari Formation.

Surface Loam Sampling

One hundred and thirteen loam samples *(refer to Glossary 4)* were collected during the quarter. Seventy-eight samples were collected from two areas within EPL 2014, and a further 35 samples were collected from EPL 2818.

Heavy mineral processing and optical sorting was completed for two of the loam samples collected during the quarter, returning 1 x Class 5 pyrope garnet in the +0.4mm to -0.8mm size fraction from each loam sample.

Processing and sorting of loam samples collected during the December 2002 quarter was also completed. A total of 52 pyrope garnets were recovered from 32 loam samples and classified as follows:

- 2 garnets were classified as Class 5 grains in the +0.8mm to -1.2mm size fraction.
- 27 garnets were classified as Class 5 grains in the +0.4mm to -0.8mm size fraction.
- 23 garnets were classified as Class 6 grains in the +0.4mm to -0.8mm size fraction.

Of particular interest was the discovery of a Class 1 chrome spinel, recovered from a 30kg loam sample collected some 25 kilometres northwest of the Gura kimberlite discovery. The chromite grain was recovered from the +0.8mm to - 1.2mm size fraction.

This loam sample site is located about 1.4km northwest of a previously discovered macrodiamond and is situated in an area where the Company has discovered a number of kimberlitic garnets from loam sampling.

Electron microprobe analysis of the chromite grain at the Council for Geosciences in Pretoria, South Africa confirms that the grain has chemistry similar to other chromites sourced from kimberlite.

The grain chemistry and unabraded surface texture from this surface grain strongly implies that the chromite is from a proximal source not related to the previously discovered, distal Gura kimberlite.

GLOSSARY

1 *Gravity survey is a survey conducted with the use of a gravimeter which measures and records the varying densities of the various rock types within the area surveyed, e.g. if a kimberlite has intruded the country rock within an area surveyed, its density should be different to that of the country rock and when measured and recorded should show up either as a positive or negative anomaly in contrast to the country rock.*

2 *Kimberlitic indicator minerals are minerals that are found in kimberlites. When weathering occurs they shed from kimberlites and can then be found in areas that have drained from the kimberlites. The most common kimberlitic indicator minerals are pyrope garnet, ilmenite and chrome diopside*

3 *Class 1 grains do not show any signs of wear and still have remnants of their original surface.*
Class 2 grains show signs of a slight amount of wear to their surfaces but still have remnants of their original surface.

Class 3 grains show signs of moderate to extensive amounts of wear to their surfaces but still have remnants of their original surface.
Class 4 grains do not show any signs of wear to their surfaces.
Class 5 grains show signs of a slight amount of wear to their surfaces.
Class 6 grains show signs of moderate to extensive amounts of wear to their surfaces.

The amount of wear to the surfaces of kimberlitic indicator mineral grains is used as a general guide to determine the distance the grains have travelled from their kimberlite source.

All kimberlitic (pyrope) garnets referred to are in the size fraction from 0.4 mm to 0.8 mm unless specifically referred to in the text.

4 *One of the methods applied in exploring for kimberlites is to collect loam samples from the surface of the ground and determine whether they contain kimberlitic indicator minerals. If loam samples are found to contain kimberlitic indicator minerals, it is possible that a kimberlite could be within or close to the area being sampled.*

BASEMETALS EXPLORATION
TSUMKWE, Namibia
EPL 3022
(MTB (Namibia) (Proprietary) Ltd 100%)

Field reconnaissance and rock chip sampling was carried out to evaluate the prospectivity for carbonate-hosted basemetals mineralisation. This basemetals potential will be further evaluated by a 2,720 sample soil geochemistry programme scheduled to start in the first week of June. Soil samples, each weighing approximately 500 gm, will be collected over a 15 km E-W by 20 km N-S area to test a variety of structural and aeromagnetic targets.

Information in this report pertaining to ore reserves, mineral resources and the exploration results from the above project has been approved for release by Mr J.J. Moore, B(App.) Sc., M.Aus.I.M.M. a qualified geologist and full time employee of the Company, with more than five years experience in the field being reported on.

CORPORATE

FUND RAISING SINCE THE END OF THE QUARTER

Placement

On the 15th April 2003, the Company completed a placement of 5,500,000 fully paid ordinary shares at $0.07 per share to raise $385,000.

Sale of Investment

The Company holds shares in an unlisted resource company at a written down value of $40,000 which it is now in the process of selling. Proceeds from the completed sale of this investment will be in the region of $400,000.

RED OCTOBER ROYALTY

The Company has an agreement with Sons of Gwalia Ltd in respect of the Red October gold deposit. In terms of this deed the Company is entitled to 1.75% of the spot value of all gold sales (less refining costs, gold sales costs and any royalties paid to the government or Native Title parties) after the production of 160,000 ozs from these leases. To date some 107,000 ozs have been produced.

The following was released in Sons of Gwalia Ltd's March 2003 Quarterly Report:

> "A programme of trial underground mining of the high grade Red October underground resource is currently under review and all external approvals have been secured. The trial mining would validate expected grade and recoveries of the Red October resource as a lead into staged development. Project commitment and timing will be assessed in the context of the Company's Five Year Plan.
>
> The existing underground resource at Red October is 558,000 tonnes grading 12.5 g/t (for 224,000 ounces) and is open at depth. Preliminary scoping indicates the potential to mine 450,000 tonnes at 10 g/t for approximately 140,000 ounces recovered."

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

MOUNT BURGESS MINING N.L.

ABN	Quarter ended ("current quarter")
31009067476	31 March 2003

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from product sales and related debtors	-	-
1.2	Payments for: (a) exploration and evaluation	(562)	(1,785)
	(b) development	-	-
	(c) production	-	-
	(d) administration	(173)	(617)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	9	62
1.5	Interest and other costs of finance paid	(2)	(4)
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
	Net Operating Cash Flows	(728)	(2,344)
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	-	(4)
1.9	Proceeds from sale of: (a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	-	(4)
1.13	Total operating and investing cash flows (carried forward)	(728)	(2,348)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(728)	(2,348)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	-	-
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Other – Lease repayments	(4)	(12)
	Net financing cash flows	(4)	(12)
	Net increase (decrease) in cash held	(732)	(2,360)
1.20	Cash at beginning of quarter/year to date	1,176	2,804
1.21	Exchange rate adjustments to item 1.20	(1)	(1)
1.22	**Cash at end of quarter**	443	443

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	94
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position.

+ See chapter 19 for defined terms.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	121	1

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	200
4.2	Development	-
	Total	200

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	3	5
5.2	Deposits at call	440	1,171
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	443	1,176

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	N/A			
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	101,500,000	101,500,000		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	- -	- -		
7.5	**+Convertible debt securities** *(description)*	N/A			
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** Employee Share Plans: Plan B Plan B Plan B	2,250,000 1,350,000 300,000	Nil Nil Nil	25 cents 25 cents 25 cents	*Expiry date* 31/12/05 31/12/06 31/12/07
7.8	Issued during quarter	Nil			
7.9	Exercised during quarter	Nil			
7.10	Expired during quarter	Nil			
7.11	**Debentures** *(totals only)*	N/A			
7.12	**Unsecured notes** *(totals only)*	N/A			

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: ....
(Company secretary)

Print name: DEAN A SCARPAROLO

Notes

+ See chapter 19 for defined terms.

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

= == == == ==

+ See chapter 19 for defined terms.